EXHIBIT 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS
13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817-336-2461	713-651-9944
www.cgaus.com

February 5, 2013

Mr. Steve Hendrickson
Sr. Vice President – Technical Evaluations
Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, TX 77002
Re: Evaluation Summary
Eagle Rock Energy Partners, L.P. Interests
Total Proved Reserves
Certain Properties in Various States
As of December 31, 2012
Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Hendrickson:

As requested, this report was prepared on February 5, 2013 for Eagle Rock Energy Partners, L.P. (“Eagle Rock”) interests for the purpose of submitting our estimates and economic forecasts attributable to the subject interests located in certain properties in various states. This evaluation utilized an effective date of December 31, 2012, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC).

Composite forecasts for the Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”), Proved Developed Shut-In (“PDSI”) and Proved Undeveloped (“PUD”) estimates are presented by category in Tables I-TP, I-PDP, I-PDNP, I-PDSI and I-PUD, respectively.

The proved reserves and economics for the Total Proved, Proved Developed and Proved Undeveloped are summarized as follows:

Eagle Rock Energy Partners, L.P. Interests
January 30, 2013

	Proved
	Total	Developed	Undeveloped
	(in thousands)
Net Reserves
Oil - bbl	12,983.5	10,993.1	1,990.4
Gas - Mcf	194,429.1	136,545.4	57,883.7
NGL - bbl	12,866.6	10,445.2	2,421.4
Net Revenue
Oil - $	1,202,900.0	1,019,731.4	183,168.6
Gas - $	539,525.1	378,026.5	161,498.6
NGL - $	572,839.6	477,272.3	95,567.3
Exxon Retained	(43,315.1)	(41,436.2)	(1,878.9)
Sulfur Revenue	136,317.0	132,655.7	3,661.3

Production Severance Tax - $	159,650.7	138,093.2	21,557.5
Ad Valorem Taxes - $	18,609.6	17,274.4	1,335.2
Operating Expense - $	510,875.2	463,729.0	47,146.2
Other Deductions - $	73,753.1	46,429.0	27,324.1
Investments - $	359,154.2	175,983.6	183,170.6
Future Net Cash Flow - $	1,286,223.7	1,124,740.5	161,483.2
Discounted @ 10% - $	588,114.9	576,517.3	11,597.6
(Present Worth)
The Proved Developed reserves are the summation of the PDP, PDNP and PDSI estimates. The Proved Developed reserves and economics, with a breakout of Proved Developed Producing, Proved Developed Non-Producing and Proved Developed Shut-In, are summarized as follows:

	Proved Developed
	Total	Producing	Non-Producing	Shut-In
	(in thousands)
Net Reserves
Oil - bbl	10,993.1	10,277.5	715.6	—
Gas - Mcf	136,545.4	126,618.1	9,927.3	—
NGL - bbl	10,445.2	9,872.0	573.2	—
Net Revenue
Oil - $	1,019,731.4	954,631.8	65,099.6	—
Gas - $	378,026.5	351,284.0	26,742.5	—
NGL - $	477,272.3	450,784.3	26,488.0	—
Exxon Retained	(41,436.2)	(41,436.2)	—	—
Sulfur Revenue	132,655.8	132,621.8	34.0	—

Production Severance Tax - $	138,093.2	130,726.6	7,366.6	—
Ad Valorem Taxes - $	17,274.4	15,771.3	1,503.1	—
Operating Expense - $	463,729.0	447,819.8	15,810.6	98.6
Other Deductions - $	46,429.0	44,160.9	2,268.1	—
Investments - $	175,983.6	154,272.7	21,710.9	—
Future Net Cash Flow - $	1,124,740.5	1,055,134.5	69,704.6	(98.6)
Discounted @ 10% - $	576,517.3	555,972.6	20,575.4	(30.7)
(Present Worth)

Eagle Rock Energy Partners, L.P. Interests
January 30, 2013

Net revenue is prior to deducting state production taxes and Ad Valorem taxes. Future net cash flow is after deducting these taxes, future capital costs, operating expenses and other deductions, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate. Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Following each Table I are Summary Plots and Table II “oneliners”. Summary Plots are composite rate-time history-forecast curves for the particular reserve category. Table II “oneline” summaries present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.

The data presented in each Table I is explained in page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing

The base oil and gas prices calculated for December 31, 2012 were $94.71/bbl and $2.76/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices during 2012 and the base gas price is based upon Henry Hub spot prices during 2012.

The base prices were adjusted for differentials, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the total proved properties were estimated to be $92.649/bbl for oil and $2.775/MCF for gas. All economic factors were held constant in accordance with SEC guidelines.

Exxon Retained Revenue

In certain properties and time periods, the future cash flow estimates in this reserve report include a reduction to future revenues due to a “Retained Revenue Interest” owned by ExxonMobil. These interests were retained by ExxonMobil at the time they sold them to Eagle Rock’s predecessors, and remain in effect. In general, these interests require Eagle Rock to make payments of a percentage of the revenues received over a Base Price from the sale of oil, natural gas and/or natural gas liquids production. Except for severance taxes, the interests are free of operating and capital expenses. The effect of the interest has been treated as a reduction to the revenues that Eagle Rock will derive from the sale of its reserves. An Exxon Retained section is included that contains only the revenue from the Retained Revenue Interest.

The Retained Revenue Interest does not necessarily apply to all of the interest that Eagle Rock owns in the wells that are subject to the interest, nor does it necessarily apply to all of the wells in the fields in which the subject wells are located. This is due to the fact that Eagle Rock’s predecessors did not acquire all of the interest that Eagle Rock now owns from ExxonMobil. The portions of Eagle Rock’s ownership that was acquired from other parties are not subject to the Retained Revenue Interest.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

Eagle Rock Energy Partners, L.P. Interests
January 30, 2013

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy. In the Big Escambia Creek and Flomaton fields in Alabama, Eagle Rock’s pentane volumes are shown separately in the plant statements and are not tracked in public records. Therefore, these volumes were added to the condensate yield in this report to properly match the company’s sales volumes.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Eagle Rock properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Economic Parameters

Ownership information, economic factors such as liquid and gas prices, price differentials, expenses, investments and tax rates were furnished by Eagle Rock and were accepted as furnished.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging at abandonment has been included.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. We do not own an interest in the properties or Eagle Rock Energy Partners, L.P. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY,GILLESPIE &ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693